================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*
                            ------------------------

                              Centra Software, Inc.
________________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)

                                    15234X103
        _______________________________________________________________
                                (CUSIP Number)

                                 David Drummond
                        Executive Vice President and CFO
                                 SmartForce PLC
                              900 Chesapeake Drive
                             Redwood City, CA 94063
                            Telephone: (650)817-5900

                                    Copy to:

                               Steven V. Bernard
                               Steve L. Camahort
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                              Palo Alto, CA 94304
                           Telephone: (650) 493-9300
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                January 16, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Rule)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(Rule)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 15234X103              SCHEDULE 13D
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmartForce PLC

      (I.R.S. Identification No. Not Applicable)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Republic of Ireland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             3,927,560 shares of Common Stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    3,927,560 shares of Common Stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    15.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    CO
------------------------------------------------------------------------------

(1) 3,927,560 shares of common stock, par value $0.001 per share (the "Centra Common Stock"), of Centra Software, Inc., a Delaware corporation ("Centra"), are subject to voting agreements entered into by SmartForce PLC, a public limited liability company organized under the laws of the Republic of Ireland ("SmartForce") and certain stockholders of Centra ("Company Voting Agreements") (discussed in Items 3 and 4 below). SmartForce expressly disclaims beneficial ownership of any of the shares of Centra Common Stock covered by the Company Voting Agreements. Based on the number of shares of Centra Common Stock outstanding as of January 15, 2002 (as represented by Centra in the Merger Agreement discussed in Items 3 and 4), the number of shares of Centra Common Stock covered by the Company Voting Agreements represents approximately 15.0% of the outstanding Centra Common Stock.

Item 1.       Security and Issuer.

        The class of securities to which this Statement relates is the common stock, par value $0.001 per share of Centra Software, Inc., a Delaware corporation, whose principal executive offices are located at 430 Bedford Street, Lexington, MA 02420.

Item 2.       Identity and Background.

        (a) SmartForce PLC, a public limited liability company organized under the laws of the Republic of Ireland.

        (b) SmartForce's principal executive offices are located at 900 Chesapeake Drive, Redwood City, CA 94063.

        (c) SmartForce is a provider of comprehensive integrated e-learning solutions that help businesses support their critical strategic business initiatives and deploy knowledge globally across their extended enterprise of employees, customers, suppliers, distributors and other business partners.

              The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of SmartForce is set forth in Annex A hereto and is incorporated herein by reference.

        (d) During the last five years neither SmartForce, nor to the best of SmartForce's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years neither SmartForce nor, to the best of SmartForce's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) SmartForce is a public limited liability company organized under the laws of the Republic of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

        SmartForce, Centra and Atlantic Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger and Reorganization, dated as of January 16, 2002 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Centra with Centra continuing as the surviving corporation and a wholly-owned subsidiary of SmartForce (the "Merger"). As a result of the Merger, each issued and outstanding share of Common Stock, par value $0.001 per share, of Centra ("Centra Common Stock") will be automatically converted into the right to receive 0.425 (the "Exchange Ratio") of a validly issued and fully paid American Depositary Share of SmartForce ("SmartForce ADSs"). Each SmartForce ADS represents one ordinary share of SmartForce. In addition, SmartForce will assume all options or other rights to purchase capital stock of Centra outstanding under Centra's existing stock option plans, excluding Centra's stock purchase plans, and each such option or other right to purchase capital stock of Centra will be or will later become exercisable for SmartForce ADSs rather than shares of Centra Common Stock, in a number adjusted to reflect the Exchange Ratio, and at an exercise price adjusted to reflect the Exchange Ratio. The consummation of the Merger is subject to the approval of the stockholders of SmartForce and Centra, receipt of necessary approvals under United States and applicable foreign antitrust laws, SEC clearance and other customary closing conditions. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

        Pursuant to the Company Voting Agreement, certain holders of Centra Common Stock have agreed, severally and not jointly, to grant an irrevocable proxy to vote their shares of Centra Common Stock (plus any additional shares of Centra Common Stock or other securities acquired upon the exercise of options, warrants and other rights to acquire shares of Centra Common Stock) beneficially owned by each such stockholder (the "Company Voting Agreement Shares") at every Centra stockholders meeting and every written consent in lieu of such a meeting in favor of adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement. The Company Voting Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement and
(ii) the consummation of the Merger. Centra and certain holders of SmartForce ADSs have also entered into similar agreements. SmartForce did not pay additional consideration to any Company Voting Agreement stockholder in connection with the execution and delivery of the Company Voting Agreements.

        References to, and descriptions of, the Merger Agreement and the form of Company Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreement listed as Exhibits 1 and 2 to the Schedule 13D previously filed with the SEC on January 28, 2002, and are incorporated in this
Item 3 in their entirety where such references and descriptions appear.

Item 4.       Purpose of Transaction.

        The information set forth or incorporated by reference in Item 3 is hereby incorporated by reference.

        Pursuant to the Merger Agreement, the Board of Directors of SmartForce is required to take all action necessary to appoint Centra's Chairman and Chief Executive Officer, Leon Navickas, to (i) SmartForce's Board of Directors immediately after the Effective Time (as defined in the Merger Agreement) and
(ii) the position of Chief Technology Officer of SmartForce effective as of the Effective Time.

        References to, and descriptions of, the Merger Agreement and the form of Company Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreement listed as Exhibits 1 and 2 to the Schedule 13D previously filed with the SEC on January 28, 2002, and are incorporated in this
Item 4 in their entirety where such references and descriptions appear.

Item 5.       Interest in Securities of the Issuer.

        The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

        As a result of the Company Voting Agreements, SmartForce may be deemed to be the beneficial owner of at least 3,927,560 shares of Centra Common Stock which constitutes approximately 15.0% of the issued and outstanding shares of Centra Common Stock based on the number of shares of Centra Common Stock outstanding as of January 15, 2002, (as represented by Centra in the Merger Agreement). SmartForce may be deemed to have the shared power to vote the shares with respect to those matters described in Item 3, however, SmartForce (i) is not entitled to any rights as a stockholder of Centra as to the above mentioned shares and (ii) disclaims any beneficial ownership of the shares of Centra Common Stock which are covered by the Company Voting Agreements.

        Set forth in Annex B are the names of the stockholders of Centra that have entered into the Company Voting Agreements with SmartForce and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to SmartForce's knowledge.

        Other than as set forth in this Schedule 13D, as of the date hereof (i) neither SmartForce nor any subsidiary of SmartForce nor, to the best of SmartForce's knowledge, any of SmartForce's executive officers, directors or other affiliates beneficially owns any shares of Centra Common Stock, and (ii) there have been no transactions in shares of Centra Common Stock effected during the past 60 days by SmartForce or by any subsidiary of SmartForce or, to the best of SmartForce's knowledge, by any of SmartForce's executive officers, directors or other affiliates.

     References to, and descriptions of, the Merger Agreement and the form of Company Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreements listed as Exhibits 1 and 2 to the Schedule 13D, previously filed with the SEC on January 28, 2002, and are incorporated in this
Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference.

In connection with the Merger Agreement, certain stockholders of Centra (each an "Affiliate") have each entered into an affiliate agreement with SmartForce (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, transfer, or otherwise dispose of any SmartForce ADSs issued to such Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d)(1) and, to the extent required by the terms of the Amended and Restated Deposit Agreement (A) dated as of May 28, 1998 among SmartForce, the Bank of New York and all of the owners and beneficial owners from time to time of ADSs issued thereunder, Rule 144(h), or (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, or (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

     References to, and descriptions of, the Affiliate Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the form of Affiliate Agreement filed as Exhibit C to the Merger Agreement, filed as Exhibit 1 to the Schedule 13D, previously filed with the SEC on January 28, 2002, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     References to, and descriptions of, the Merger Agreement and the form of Company Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreements listed as Exhibits 1 and 2 to the Schedule 13D, previously filed with the SEC on January 28, 2002, and are incorporated in this
Item 6 in their entirety where such references and descriptions appear.

Item 7.       Material to be Filed as Exhibits.

Exhibit       Description
-------       -----------

   1.* Agreement and Plan of Merger and Reorganization, dated as of January 16, 2002, by and among SmartForce PLC, Centra Software, Inc., and Atlantic Acquisition Corp., together with exhibits thereto.

   2.* Form of Voting Agreement, between SmartForce PLC and certain stockholders of Centra Software, Inc.

              * Previously filed with the Securities and Exchange Commission as an exhibit to Schedule 13D on January 28, 2002.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002
                                      SMARTFORCE PLC

                                      By: /s/ David C. Drummond
                                         ---------------------------------------
                                      Name:  David C. Drummond
                                      Title: Executive Vice President of Finance
                                             and Chief Financial Officer

                                                                         ANNEX A

        Set forth below is the name, citizenship, current business address, and the present principal occupation or employment of each director and executive officer of SmartForce PLC. Unless otherwise indicated, each person identified below is employed by SmartForce PLC. The principal address of SmartForce PLC, and unless otherwise indicated below, the current business address for each individual listed below is 900 Chesapeake Drive, Redwood City, CA 94063.


        Name and Business Address                  Present Principal Occupation or Employment             Citizenship
-----------------------------------------          ---------------------------------------------------   -------------
Gregory M. Priest                                  Chairman, Chief Executive Officer                     United States

David C. Drummond                                  Executive Vice President, Chief Financial Officer     United States
                                                      and Director

Thomas F. McKeagney                                Executive Vice President, Research and Development    Ireland

Jeffrey N. Newton                                  Executive Vice President, Global Sales                United States

Ronald C. Conway                                   Founder and Managing Partner, Angel Investors, L.P.   United States
   Angel Investors, L.P.
   76 Adam Way
   Atherton, CA 94027

John M. Grillos                                    Chief Executive Officer, meVC Draper Fisher           United States
   meVC Draper Fisher Jurvetson Fund I                Jurvetson Fund I
   400 Seaport Court, #105
   Redwood City, CA 94063

Patrick J. McDonagh                                Chairman, Riverdeep Group PLC                         Ireland
   Riverdeep Interactive Learning Ltd.
   Styne House
   3rd Floor
   Upper Hatch Street
   Dublin 2
   Ireland

James S. Kryzwicki                                 Senior Vice President and General Manager,            United States
   Divine, Inc.                                       Enterprise Content, Divine, Inc.
   1301 North Elston Avenue
   Chicago, IL  60622

Ferdinand von-Prondzynski                          President, Dublin City University                     Ireland
   Dublin City University
   Dublin 9
   Ireland

                                                                         ANNEX B

        Set forth below is the name, current business address, and the present principal occupation or employment of each Centra Software, Inc. stockholder that entered into a voting agreement with SmartForce PLC. Unless otherwise indicated, each person identified below is employed by Centra Software, Inc. Except as indicated below, the business address of each such person is c/o Centra Software, Inc., 430 Bedford Street, Lexington, MA 02420.

                                                                                                            Shares
                                                                                                         Beneficially
         Name and Business Address               Present Principal Occupation or Employment                 Owned
-----------------------------------------        ---------------------------------------------           ------------
Leon Navickas                                    Chief Executive Officer and Chairman                      2,110,000

Anthony J. Mark                                  President and Chief Operating Officer                       776,134

Stephen A. Johnson                               Chief Financial Officer and Treasurer                       154,918

Steven N. Lesser                                 Senior Vice President, Worldwide Sales                      418,250

Joseph M. Gruttadauria                           Senior Vice President, Professional Services                315,709

David Barrett                                    General Partner, Polaris Venture Partners                    39,531
   Polaris Venture Partners
   1000 Winter Street
   Suite 3350
   Waltham, MA 02451

Richard D'Amore                                  General Partner, North Bridge Venture Partners              103,018
   North Bridge Venture Partners
   950 Winter Street
   Suite 4600
   Waltham, MA 02451

Robert E. Hult                                   Senior Vice President Finance and Operations,                10,000
   NMS Communications Corp.                         Chief Financial Officer and Treasurer, NMS
   100 Crossing Boulevard                           Communications Corp.
   Framingham, MA 01702

                                 EXHIBIT INDEX

1.* Agreement and Plan of Merger and Reorganization, dated as of January 16, 2002, by and among SmartForce PLC, Centra Software, Inc., and Atlantic Acquisition Corp., together with exhibits thereto.

2.* Form of Voting Agreement, between SmartForce PLC and certain stockholders of Centra Software, Inc.

          * Previously filed with the Securities and Exchange Commission as an exhibit to Schedule 13D on January 28, 2002.